Earnings Conference Call 3Q26

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

Solid EBITDA performance driven by higher sales volumes, improved cost competitiveness and initial Arbex contribution suzano

Sales Volumes

Pulp[1]:

3.2 million tons

(vs. 3.0 million tons in 2Q26 and 3.2 million tons in 3Q25)

Consumer Goods[2]:

299 thousand tons

(vs. 66 thousand tons in 2Q26 and 64 thousand tons in 3Q25)

Paper & Packaging:

374 thousand tons

(vs. 340 thousand tons in 2Q26 and 372 thousand tons in 3Q25)

Pulp Inventory:

Normalized levels

Operating Performance

Adjusted EBITDA:

R$5.7 billion

(vs. R$4.7 billion in 2Q26 and R$5.2 billion in 3Q25)

Arbex Adjusted EBITDA of R$694 million

Operating Cash Generation[3]:

R$3.8 billion

(vs. R$2.9 billion in 2Q26 and R$3.4 billion in 3Q25)

Pulp Cash Cost ex-downtimes:

R$825/ton

(vs. R$843/ton in 2Q26 and R$801/ton in 3Q25)

Adjusted Free Cash Flow[4]:

R$2.6 billion

(vs. R$3.3 billion in 2Q26 and R$2.1 billion in 3Q25)

Financial Management

Liquidity:

US$6.3 billion

(vs. US$6.9 billion in 2Q26 and US$6.5 billion in 3Q25)

Net Debt:

US$14.7 billion

(vs. US$12.8 billion in 2Q26 and US$13.0 billion in 3Q25)

Pro forma Leverage[5]:

3.4x in US$

Considers Arbex LTM pro forma Adjusted EBITDA of US$531 million.

[1]Reflect new methodology in which the intersegments volumes are considered. | [2]Pro forma Arbex figures are not considered in 2Q26 and 3Q25. | [3]Operating Cash Generation = Adjusted EBITDA less Sustaining Capex.
[4]For further details, please see section "Free Cash Flow" of the Earnings Release. | [5]Net Debt /LTM Adjusted EBITDA. Leverage not including Arbex LTM pro forma Adjusted EBITDA of 3.7x in US$.

3

1,029 Sales Volume (‘000 ton) Average Net Price ($/ton) Brazilian operations (domestic) 4 Adjusted EBITDA and EBITDA Margin1 R$ MM Consolidated (R$MM / R$/ton) EBITDA Margin (%) 1Does not exclude the impact of Mgmt. long term management compensation. 22% 15% 11% PAPER AND PACKAGING BUSINESS US operations US operations (US$/ton) R$ MM Brazilian operations (exports) Brazilian operations (R$/ton) Brazilian operations R$/ton R$/ton US operations Higher volumes and prices offset by weak results of Suzano Packaging US and one-off supply chain constraints on Brazilian exports 16% 186 182 187 105 84 77 81 74 110 3Q25 2Q26 3Q26 372 340 374 763 338 331 LTM 3Q26 1,433 5,856 5,683 5,812 489 432 391 (112) (115) 43 3Q25 2Q26 3Q26 532 320 277 1,630 (155) LTM 3Q26 1,475 1,543 1,563 1,661 2Q26 3Q263Q25 1,679 1,623 1,482 535 (1,510) (1,047) 5,685 LTM 3Q26 1,587

Adjusted EBITDA1 and EBITDA Margin1 (%) 51Includes intersegment sales. PULP BUSINESS Stronger volumes, improved cost performance and USD appreciation drive EBITDA growth 3,227 2,958 3,190 3Q25 2Q26 3Q26 Average Net Price – Export Market ($/ton) LTM 3Q26 12,517 524 601 591 3Q25 2Q26 3Q26 2,856 3,034 3,035 US$ R$ 2,980 572 LTM 3Q26 R$ MM R$/ton Margin % 4,585 4,293 4,805 3Q25 2Q26 3Q26 LTM 3Q26 18,172 50% 48% 50% 49% 1,421 1,451 1,506 1,452 Average FX R$5.45 R$5.05 R$5.14 R$5.21 Sales Volume1 (‘000 ton)

179 370 172 350 365 345 (56) 2Q26 (5) Wood (8) Input (7) Fixed Cost (0) Energy 3 FX (56) 3Q26 843 825 -2% PULP BUSINESS Pulp Cash Cost – 3Q26 vs. 2Q26 (ex-downtimes – R$/ton) 6 Δ Δ Δ Δ Pulp Cash Cost – 3Q26 vs. 3Q25 (ex-downtimes – R$/ton) Wood Input Fixed Cost Energy FX Commodities price effect: +R$14/ton 181 340 365 319 345 (38) 3Q25 26 Wood 35 Input (9) Fixed Cost (18) Energy (10) FX 172 (56) 3Q26 801 825 +3% Commodities price effect: +R$37/ton Δ Δ Δ Δ Operational gains drive pulp cash cost decline, despite cost pressure on oil- linked inputs and chemicals from Middle East conflict

2,216 Sales Volume (‘000 ton) Average Net Price ($/ton) 7 Adjusted EBITDA and EBITDA Margin1 1The results also reflect a new methodology for measuring pulp consumed by Consumer Goods, recorded at market prices instead of the production cost criteria in effect until 2Q26. 2Average FX rate of R$5.14/US$ in 3Q26. 14% 15% 16% CONSUMER GOODS Arbex drives a R$694 million step-up in EBITDA in 3Q26, with also solid results in Brazilian Operations 16% 64 66 73 226 219 226 3Q25 2Q26 3Q26 290 285 299 273 903 LTM 3Q26 1,176 3,666 3,671 3,631 3,654 1,304 1,387 1,492 2,940 2,846 3,073 664 622 694 83 3Q25 92 2Q26 109 3Q26 747 714 803 411 2,770 LTM 3Q26 3,181 Pro forma (Arbex) International operations (Arbex) (US$/ton)² Brazilian operations (R$/ton) Brazilian operations Pro forma (Arbex) International Operations (Arbex) R$ MM Consolidated (R$MM / R$/ton) EBITDA Margin (%) R$ MM International operations (Arbex) R$/ton R$/ton Brazilian operations 11,259 11,127 11,055 3Q25 2Q26 3Q26 10,916 LTM 3Q26 R$ MM R$/ton² Pro forma (Arbex)

8 Leverage (Net debt/Adjusted EBITDA LTM) FINANCIAL MANAGEMENT in R$ in US$ 1 Includes leasing payments, income taxes, among other. Considers unrealized profits from the consolidation of a subsidiary (Arbex acquisition). See details Appendix 6 Adjusted EBITDA LTM and Net Debt (US$ billion) Stand-by facilities Liquidity Sep. 26 3M26 2027 2028 2031 onwards2029 Average Cost (in US$): 5.3% p.a. Average Term : 73 months Amortization Schedule (US$ billion) Cash on hand (46% in US$) 2030 LTM Adjusted EBITDA 3.3 3.1 Sep/25 3.4 3.3 Jun/26 3.7 3.7 3.4 Sep/26 in US$ pro forma 4.2 0.3 0.9 1.2 2.3 2.6 11.5 2.1 6.3 (12,767) Net Debt Sep. 26 ex-Arbex Acquisition (1,293) Closing ArbexNet Debt Jun. 26 Net Debt Arbex 1,105 (40) One-off Intercompany Arbex (14,724) Net debt Sep. 26 w/Arbex Adjusted EBITDA (524) Total Capex 41 Working Capital (245) Accrued Net Interest (70) Other¹ (12,460) (931) Net debt declined excluding Arbex. Pro forma leverage of 3.4x, stable vs. 2Q26 3.8 3.9

65% Expected Cash Adjustments – ZCC (R$ million) FX @ 5.18 ¹ Strong hedging portfolio enhances FCF amid new FX environment FINANCIAL MANAGEMENT 542 705 836 699 805 326 153 47 4Q26 1Q27 2Q27 3Q27 FX Gap Coverage Call R$4.1 billion Put Notional: US$4.8 billion ¹Closing FX rate on 09/30/2026. 6.89 7.18 7.43 6.89 6.84 6.70 6.58 6.56 5.98 6.16 6.42 6.02 6.01 5.81 5.71 5.68 Average Portfolio Strikes 6.04 6.95 Sep. 30, 2026 Sep. 30, 2026 Sep. 30, 2026 Put Call 4Q27 1Q28 2Q28 Cash adjustments 3Q26: R$294 million 9M26: R$825 million 3Q28 9

85% 84% 67% 61% 48% FINANCIAL MANAGEMENT 10 Sharper oil rally in the quarter-end reinforces conservative hedging strategy, mitigating pressure on operating results Coverage of potential hedge2 – exposure – ZCC (%) Brent price as of September 30, 2026 – US$98/bbl 4Q26 1Q27 2Q27 3Q27 Call Put 68.3 72.9 74.3 73.6 74.8 57.9 58.8 59.2 58.4 59.8 4Q27 2 Natural gas and VLSFO. Excludes diesel. 4Q26 coverage of total potential hedge exposure 85% 4Q26 coverage of total oil- related inputs exposure 34% Coverage Expected total cash adjustments (Brent @US$ 98/bbl): R$477 million Hedging Portfolio Scope: 3Q26: R$91 million 9M26: R$286 million 68 63 79 97 91 3Q25 4Q25 1Q26 2Q26 3Q26 Average Brent Price Evolution (US$/bbl)1 Natural gas Bunker fuel Cash adjustments: 1Source: Bloomberg.

Looking forward Investor Day 2027 mar. 4th, 2027 • C-Level presentation • Q&A • Site visit o 4Q26: positive trend on price, sales volume and FX, leading to the strongest quarter of the year 11 o Guidances: o Cash cost 2026 ex-downtimes: ~R$825/t o 4Q26 net debt: below US$14 billion o Arbex efficiency gains roadmap on track kicking-off in 4Q26 o Focus on deleveraging and net debt reduction while strengthening TOD competitiveness